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CONTACT:  Michael P. Hawks                      (NYSE -- BMC)
          (612) 851-6030                     FOR IMMEDIATE RELEASE



              BMC ANNOUNCES ENTRANCE INTO ETCHED LEAD FRAME MARKET


March 6, 1997 -- Minneapolis, MN -- BMC Industries, Inc. today announced that its Board of Directors has approved a multi-million dollar capital investment plan which will allow Buckbee-Mears St. Paul ("BMSP") to enter the high volume etched lead frame market. Etched lead frames are packaging devices for the semiconductor industry. In 1996 BMSP proved their ability to manufacture etched lead frames utilizing its unique, continuous process etching line. The approved capital investment will enable BMSP to move to high volume production of etched lead frames, including equipment necessary to support secondary operations unique to lead frame manufacturing. BMSP expects to begin volume production of etched lead frames during the second half of 1997.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated "The Company's decision to enter the lead frame business represents an excellent opportunity for BMSP to leverage its core strength in precision photoetching.
 The worldwide market for etched lead frames is valued in excess of $750 million and is predominantly supplied by the same companies with whom we compete in the television and computer monitor aperture mask business. We believe that BMC's demonstrated strengths in high volume precision photoetching will enable BMSP to become a strong competitor in this marketplace."

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. Through Vision-Ease, the Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. The common stock of the Company is traded on the New York Stock Exchange under the symbol "BMC".

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